19950 W. Country Club Drive
Suite 100
Aventura, Florida  33180

November 4, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:     Mr. Joel Parker, Accounting Branch Chief

Re:           ONE Bio, Corp.
Item 4.01 Form 8-K
Filed October 26, 2011
File No. 001-34604

Dear Ladies and Gentlemen:

On behalf of ONE Bio, Corp. (the “Company” or “Registrant” or “we”), we hereby file the response to your letter dated October 28, 2011.  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.

Item 4.01 Form 8-K

1. Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board or directors, if you have such a committee or the board of directors if you have no audit or similar committee.  Refer to item 304(a)(1)(iii) of Regulation S-K.

RESPONSE:  In response to this Comment, the Registrant has revised the disclosure in the 8-KA filing.  The following statement is included in the amended filling.

The change in auditors was recommended and approved by the audit committee of ONE Bio, Corp.

2. The interim period should be up until the date of dismissal of your former accountant.  Please revise paragraph three of your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through October 25, 2011 there had been any disagreements with the former accountant on any matter discussed in Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE: In response to this Comment, the Registrant has revised paragraph three of the filing to state explicitly that there were no disagreements with the former accountant on any matter discussed in Item 304(a)(1)(iv) of Regulation S-K for the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through October 25, 2011. The language is as follows:

In connection with the audits of the Registrant’s financial statements for each of the two fiscal years ended December 31, 2009 and 2010 and through October 25, 2011 there were no disagreements with Jewett, Schwartz, Wolfe and Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Jewett, Schwartz, Wolfe and Associates would have caused the auditor to make reference to the matter in its reports.

3.  Upon amending your filing, please include as Exhibit 16, an updated letter from your former accountants, Jewett, Schwartz, Wolfe and Associates, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE:  In response to this Comment, the Registrant has included in the amended filing an updated letter from the former auditor, Jewett, Schwartz, Wolfe and Associates.

The Registrant believes that its responses as set forth above address all of the matters set forth in the Staff’s Comment Letter.  Further the Registrant acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions, please do not hesitate to contact the undersigned at 305-356-8083.

Very truly yours

/s/ Cris Neely
Cris Neely